Filed Pursuant to Rule 433
Registration No. 333-126631
Dated September 13, 2006
$200,000,000

5.625% Senior Notes due 2011
Final Term Sheet

Issuer:	MGIC Investment Corporation
Ratings:	A1 / A
Format:	SEC Registered
Ranking:	Senior Unsecured
Size:	$200,000,000
Trade Date:	September 13, 2006
Settlement Date:	September 18, 2006
Final Maturity:	September 15, 2011
Interest Payment Dates:	Semi-annually on March 15 and September 15
First Pay Date:	March 15, 2007
Pricing Benchmark:	4.625% UST due August 31, 2011
UST Spot (PX/Yield):	99-24 1/4 / 4.68%
Spread to Benchmark:	+95 basis points
Yield to Maturity:	5.63%
Coupon:	5.625%
Price:	99.979%
Underwriters’ Commission:	0.60%
Proceeds to Issuer:	$198,758,000
Day Count:	30/360
Optional Redemption:	Treasury Rate plus 0.15%
Minimum Denominations:	$1,000
Bookrunners:	BNP Paribas Securities Corp. Lehman Brothers Inc.
Co-managers:	Banc of America Securities LLC Deutsche Bank Securities Inc. LaSalle Financial Services, Inc. Piper Jaffray & Co.
CUSIP:	552845AG4
Exchange Listing:	None
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     The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: BNP Paribas at 1-800-854-5674 and Lehman Brothers at 1-888-603-5847.